Exhibit 99.1

SilverCrest Reports Q3, 2013 Financial Results
Cash Flow from Operations of $7.1 million ($0.07 per share)
Net Earnings $3.71 million ($0.03 per share)

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – November 14, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the third quarter ended September 30, 2013. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

N. Eric Fier, President and COO stated; “During Q3, despite sustained lower metal prices, SilverCrest generated strong positive cash flows and net earnings. Our free cash flow continues to be reinvested at Santa Elena as capital expenditures for the expansion plan with $14.4m invested in Q3. Management continues to focus on improving operating performance and profit margins especially in light of the new mining taxes currently being legislated in Mexico. We remain on track to achieve or better our cost guidance of $8.50 per silver equivalent ounce and production guidance of 2.44 million ounces of silver equivalent (Ag:Au 55:1).”

FINANCIAL HIGHLIGHTS OF Q3, 2013, Compared to Q3, 2012:

•	Cash flow from operations (1) decreased 30% to $7.1 million ($0.07 per share).
•	Cash operating cost per silver equivalent ounce sold (2) increased 5% to $7.96.
•	All-in sustaining cash costs per silver equivalent ounce sold (3) decreased by 23% to $10.41.
•	Revenues reported - IFRS (4) decreased 18% to $13.7 million.
•	Sales of 204,947 ounces of silver, another quarterly record, were up 35%.
•	Sales of 7,522 ounces of gold were down 5%.
•	Realized metal prices for ounces sold – silver price fell 31% to $22/oz and gold price fell 21% to $1,346/oz.
•	Bullion inventory at September 30, 2013, included 53,131 ounces of silver and 1,819 ounces of gold.
•	Net earnings amounted to $3.71 million ($0.03 per share), compared to $1.26 million ($0.01 per share).
•	Cash and cash equivalents totaled $24.1 million (at September 30, 2013) after capital investments of $14.4 million.
•	Working capital was $30.9 million at September 30, 2013.

COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 2013 to SEPTEMBER 30, 2012;

Net earnings were $3,705,318 ($0.03 per share basic) for the third quarter compared with $1,263,316 ($0.01 per share basic) in 2012. The increase in net earnings during the quarter was primarily driven by the elimination of the marked-to-market derivative impact from Hedge Facility deliveries and lower income taxes in the period, partially offset by a decrease in revenue resulting from significantly lower realized prices and lower gold sales.

Silver and gold revenue totaled $13,669,133 (2012 - $16,694,752) in the third quarter, which includes $13,104,527 (2012 - $15,469,381) received on a cash basis.

Silver sales were another quarterly record of 204,947 ounces (2012 – 152,088), 35% higher than the same period in 2012. The foregoing, combined with a 31% lower average realized price at $22 (2012 - $31) per ounce, resulted in 7% less silver revenue.

Total gold sales were 7,522 ounces (2012 – 7,923) or 5% below 2012. The Company sold 6,017 (2012 – 5,423) ounces of gold at an average realized price of $1,346 (2012 – $1,707) per ounce, a 21% decline in realized price resulting in 13% less gold revenue. The Company delivered 1,504 gold ounces (2012 – 1,585) under the Sandstorm Gold Ltd. Purchase Agreement at $350 per ounce.

Cost of sales amounted to $5,293,749 (2012 - $4,239,773). Cash cost per silver equivalent ounce sold amounted to $7.96, Ag:Au(2) 61.2:1 (2012 - $7.60, Ag:Au(2) 51.3:1). The increase in 2013 cash cost per silver equivalent ounce sold is driven generally by higher operating costs with increases in mining contractor costs, higher crusher operating costs due to decreased throughput attributed to the effects of the rainy season , and annual salary and benefit increases for mine site personnel.

General and administrative expenses increased by 5% to $1,125,084 (2012 - $1,070,468) primarily due to an increase in remuneration, professional fees and Mexico corporate expenses. Remuneration increased by 23% to $465,050 (2012 - $379,081) with the addition of new corporate personnel in Q1, 2013, and increased compensation for management and other employees effective January, 2013. Professional fees increased by 51% to $158,231 (2012 - $104,803) due to additional legal fees relating to various corporate matters. Mexico corporate expenses increased by 75% to $177,318 (2012 - $101,056), with additional tax and legal expenses.

Deferred tax expense amounted to $663,000 (2012 - $189,000), primarily due to recognizing an income tax deduction on 2013 Santa Elena exploration drilling and related costs, which resulted in reducing the Mexican tax basis compared with the financial statement carrying book value.

Exchange gain on translation to US Dollars amounted to $459,247 (2012 – $949,838) due to the strengthening in the third quarter of the Canadian dollar against the US dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$1.0512 at June 30, 2013 and US$1.00 = CAD$1.0285 at September 30, 2013.

FINANCIAL AND OPERATING HIGHLIGHTS:		Q3 2013		Q3 2012
Cash flow from operations (1)		$7,120,091		$10,224,354
Cash flow from operations (1) per share		$0.07		$0.11
Cash operating cost per AgEq ounce sold (2)		$7.96		$7.60
All-in sustaining cash costs per AgEq ounce sold (3)		$10.41		$13.53
Revenues
Silver revenue		$4,478,813		$4,811,342
Gold revenue – cash basis		$8,625,714		$10,658,039
		$13,104,527		$15,469,381
Gold revenue – non cash
- adjustment to market spot price (4)		$-		$630,666
- amortization of deferred revenue		$564,606		$594,705
Revenues reported		$13,669,133		$16,694,752
Cost of sales	$	(5,293,749)	$	(4,239,773)
Depletion, depreciation and accretion	$	(1,490,561)	$	(1,466,356)
Mine operating earnings		$6,884,823		$10,988,623
Loss on derivative instruments (4)		$-	$	(5,126,321)
Other net expenses		$(1,302,281)	$	(1,436,986)
Finance charges	$	(61,224)		$-
Tax expense		$(1,816,000)	$	(3,162,000)
Net earnings		$3,705,318		$1,263,316
Exchange gain on translation to US Dollars		$459,247		$949,838
Comprehensive earnings		$4,164,565		$2,213,154
Weighted average number of common shares outstanding		108,775,813		89,737,466
Earnings per common share – basic		$0.03		$0.01
Earnings per common share – diluted		$0.03		$0.01
Silver ounces sold		204,947		152,088
Gold ounces sold		7,522		7,923
Silver equivalent ounces sold (2)		665,154		558,185

(1) Cash flow from operations before changes in working capital items. This is a Non-IFRS performance measure.
(2) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates (Q3 2013; 61.2:1, Q3 2012; 51.3:1).
(3) SilverCrest has started to report all-in sustaining cash costs effective Q2, 2013. All-in sustaining cash costs includes cost of sales, general and administrative expenses, sustaining capital and exploration expenditures at the Santa Elena Mine. This is a Non-IFRS performance measure.
(4) The MBL Hedging Facility was fully repaid in fiscal 2012, so this non-cash adjustment has now been eliminated.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to “cash flows from operations before changes in working capital items”, “cash operating cost per silver equivalent ounce sold” and “all-in cash cost per silver equivalent ounce sold”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and nine months ended September 30, 2013, for a reconciliation of these measures to reported IFRS results.

OUTLOOK

SANTA ELENA OPERATIONS

SilverCrest’s immediate focus is to continue its efficient operation of its flagship Santa Elena low cost open pit silver and gold mine. Operations are running smoothly with open pit producing high grade benches with gold and silver grades reaching daily highs of 5.8 gpt and 175 gpt respectively. The Company is confident that it will achieve market guidance production costs of less than $8.50 per ounce AgEq and metal production for 2013 of 30,000 ounces of gold and 725,000 ounces of silver.

SANTA ELENA EXPANSION PLAN

Construction of the 3000 tpd conventional mill and facilities is proceeding according to schedule with the exception of delivery of the ball mill from the manufacturer. The mill is expected to arrive on site the last week of November resulting in a possible delay of initial start up until February.  Production from the open pit heap leach portion of operations will continue until the mill is fully operational.

Underground development of the Santa Elena Main Zone is proceeding on schedule with development of the zone being established at several levels for the initial production stopes. Detailed mine plans are being finalized that will optimize grade and ore recovery.

CORPORATE

Mexico is pursuing changes to its tax laws that would impact the financial performance of the Company. Among several other tax changes and administrative proposals, the Mexican government intends to initiate a 0.5% royalty on gross revenues from the sale of gold and silver and a 7.5% royalty on earnings before interest, tax, depreciation and amortization (“EBITDA”). The Company is working with its tax and legal advisors to determine the ultimate impact of the changes in order to mitigate the overall impact.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 725,000 ounces of silver and 30,000 ounces of gold in 2013. Major expansion and construction of a 3,000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of the La Joya project, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance as outlined in the PEA , including silver, copper and gold production and planned work programs at La Joya. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the La Joya property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the development of the La Joya project pursuant to the PEA; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in a profitable mining operation at La Joya; risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral resources as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to the La Joya property being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the La Joya property being located in Mexico, including political, economic, social and regulatory instability. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release addresses the La Joya PEA and is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President and COO SILVERCREST MINES INC.

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